September 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

                 Jan Woo

Re:	Dragoneer Growth Opportunities Corp. II
Draft Registration Statement on Form S-4
Submitted August 20, 2021

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. II (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated September 20, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced draft Registration Statement on Form S-4 (the “Draft Registration Statement”). In connection with such responses, the Company is concurrently filing the revised Registration Statement on Form S-4 (“Registration Statement”), which reflects revisions to the Draft Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Questions and Answers

Questions and Answers for Shareholders of Dragoneer, page 9

1.

Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, at different redemption levels.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 45, 61, 64, and 158 of the Registration Statement. The Company also notes that the number of shares held by the Sponsor does not change based on redemption levels.

Summary of the Proxy Statement/Prospectus/Consent Solicitation

Related Agreements, page 42

2.

Please highlight the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to those to be issued under the Forward Purchase Agreement and the PIPE financing.

Response to Comment 2:

The Company advises the Staff that there are no material differences in the terms and price of securities issued at the time of the IPO as compared to those to be issued under the Forward Purchase Agreement or in the PIPE financing. In all cases, investors were offered and sold ordinary shares at $10 share, which will all become New Cvent Common Stock following the business combination.

Interests of Dragoneer Directors and Executive Officers in the Business Combination, page 48

3.

Please disclose if the sponsor and the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note Dragoneer’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Dragoneer’s search for an acquisition target.

Response to Comment 3:

The Company advises the Staff that neither the Sponsor, nor the Company’s officers and directors has any affiliation with Cvent and directs the Staff to the discussion about the fiduciary and contractual obligations the Sponsor has to other entities disclosed on pages 115, 116, 117, 171 and 172. In response to the Staff’s comment regarding the waiver of the corporate opportunities doctrine, the Company has revised the disclosure on pages 49, 50, 116, 117, 171 and 172 of the Registration Statement and also refers the Staff to page 233.

Risks Relating to the Business Combination and Dragoneer, page 113

4.

Please add a risk factor that discusses the material risks to unaffiliated investors by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 4:

The Company does not believe that there are material risks to unaffiliated investors by taking the Company public through a merger, rather than an underwritten offering. While the Company acknowledges that an underwriter would also have liability for material misstatements or omissions in a registration statement, the Company’s liability for such misstatements or omissions is strict and, therefore, provides ample incentive to provide complete and accurate disclosure to investors. Accordingly, the Company does not believe the disclosure would be materially different had underwriters been engaged.

Since the Initial Shareholders, including Dragoneer’s directors and executive officers..., page 114

5.

Please clearly highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 50, 115, 116, 117 and 172 of the Registration Statement.

Business Combination Proposal

Background to the Business Combination, page 159

6.

You disclose that in connection with evaluating and performing diligence on companies, Dragoneer began negotiating the terms of a potential business combination with certain companies. Please expand your disclosure to discuss those negotiations with other companies.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Registration Statement.

The Dragoneer Board’s Reasons for the Business Combination, page 165

7.

We note your disclosure indicating that Cvent’s implied enterprise value was based, in part, on an analysis of comparable companies. Please revise your disclosure to provide more details regarding this analysis, including the identity of the companies, the criteria used to select these companies, the projected multiples and other financial data used to derive such multiples and explain how this analysis was applied to determine Cvent’s enterprise value.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and 167 of the Registration Statement.

Information About Cvent

Customers

Our Event Cloud Customers, page 268

8.

We note your statement that your Event Cloud customers include 50% of the Fortune 500. To provide context for this disclosure, please also disclose the percentage of revenue that you have generated from this customer base.

Response to Comment 8:

In response to the Staff’s comment, the Company has added the following disclosure to page 271 of the Registration Statement below in bold regarding the percentage of revenue that Cvent generated from its Event Cloud Customers:

As of June 30, 2021, we had approximately 11,000 Event Cloud customers, including 50% of the Fortune 500. As a group, revenue from the Event Cloud customers who are in the Fortune 500 represented 14.3%, 14.1% and 11.9% of our total revenue for the three months ended June 30, 2021, the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.

Facilities, page 273

9.	Please file any material lease agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response to Comment 9:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company and Cvent believe that no lease agreement for an individual facility need be filed as an exhibit to the Registration Statement because no lease agreement with Cvent constitutes a “material contract,” and in particular, a “material lease,” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Cvent is a software company that has operated fully remotely since March 2020, and Cvent expects that its operations will continue remotely until at least early 2022. This ability to operate without making use of any of Cvent’s leased spaces demonstrates that such leases are not material to Cvent’s business. Moreover, the rent expense incurred on Cvent’s headquarters in Tysons, Virginia, which is Cvent’s largest leased premise, represented less than 2% of Cvent’s operating expenses (consisting of sales and marketing expenses, research and development expenses, general and administrative expenses and intangible asset amortization, excluding cost of revenue) for the six months ended June 30, 2021 and for the year ended December 31, 2020, respectively, while no other leased facility’s rent exceeded 1% of Cvent’s operating expenses for the six months ended June 30, 2021 or for the year ended December 31, 2020.

Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 277

10.

You disclose that as of June 30, 2021, you had approximately 11,000 Event Cloud customers and approximately 12,000 Hospitality Cloud customers. Please disclose the number of Event Cloud customers and Hospitality Cloud customers for each period presented. Further, clarify whether management uses any key metrics in evaluating the business such as event registrations processed, events and meetings managed, room night requested, and number of RFPs transmitted. To the extent management utilizes such metrics, provide a discussion of each and quantify them for the periods presented.

Response to Comment 10:

In response to the Staff’s comment, the Company has added tabular disclosure to page 271 of the Registration Statement disclosing the number of Event Cloud and Hospitality Cloud customers as of June 30, 2021 and June 30, 2020 as well as December 31, 2020, December 31, 2019 and December 31, 2018.

The Company acknowledges the Staff’s request for clarification regarding management’s use of other key metrics in evaluating the business such as event registrations processed, events and meetings managed, room night requested, and number of RFPs transmitted. The Company respectfully advises the Staff that management does not use any of the indicated metrics, or any other metrics not included in the Registration Statement, to evaluate the business.

The Company advises the Staff that Cvent’s management does not consider event registrations processed to be a key metric as Cvent’s registration product is no longer required to use Cvent’s platform (as it was historically). In addition, Cvent’s revenue per registration is highly variable due to its diverse product portfolio and is not indicative of revenue growth, and is thus not used by management in decision-making. Similarly, events and meetings managed is an immaterial usage metric that does not significantly correlate to Cvent’s revenue growth. The Company also advises the Staff that Cvent’s management does not consider product-related metrics such as RFP value and room nights booked to be a key metric for management decision making due to increasing awareness of existing Cvent products and increased diversity in the Cvent product portfolio. Neither of these metrics is currently viewed as indicative of revenue growth.

Proposed Business Combination, page 280

11.

You disclose that the combined company is expected to receive net proceeds of approximately $801.0 million at the closing of the business combination, assuming no redemptions are affected by shareholders of Dragoneer. Please also disclose the expected net proceeds assuming maximum redemption by Dragoneer shareholders.

Response to Comment 11:

In response to the Staff’s comment, the Company has added the following disclosure to page 282 of the Registration Statement below in bold and has removed the language struck through below regarding the expected net proceeds, assuming maximum redemption by Company shareholders:

In addition, certain investors have agreed to subscribe for and purchase an aggregate of $475.0 million of New Cvent Common Stock immediately prior to the closing of the Business Combination. The combined company also is expected to receive $50 million pursuant to a forward purchase agreement commitment from certain Dragoneer funds. At the closing of the transaction, the combined company is expected to receive proceeds, net of estimated transaction costs, of approximately $736.0 million, assuming no redemptions are affected by shareholders of Dragoneer, and $460.0 million, assuming maximum redemptions are affected by shareholders of Dragoneer. The combined company will continue to operate under the Cvent management team chief executive officer Rajeev Aggarwal.

Results of Operations

Comparison of Three Months Ended June 30, 2021 and 2020, page 289

12.	Please address the following items:

•

Your disclosure indicates that Event Cloud revenue increased from your new virtual product, Attendee Hub, offset by a decline in revenue from products that support the in-person meetings and event experience. Please expand your disclosure to quantify these material factors. Refer to Section III.B of SEC Release No. 33-8350.

•

In light of your statement on page 301 that Hospitality Cloud revenue declined only 3.1% in 2020 compared to 2019, “due to the fact that revenue for Hospitality Cloud software products is recognized ratably over the term of the contract, most of which are for one or more years,” provide greater context to explain why Hospitality Cloud revenue decreased 23.2% during the three months ended June 30, 2021 and decreased 26.3% during the six months ended June 30, 2021.

•	Tell us your considerations to break out your cost of revenue similar to your revenue, i.e., Event cloud and Hospitality cloud.

Response to Comment 12:

The Company acknowledges the Staff’s request for disclosure quantifying the material factors related to changes in Cvent’s Event Cloud revenue. Cvent’s Event Cloud is comprised of complementary, overlapping and bundled products, and as a result, Cvent’s go-to-market strategy is based on selling Cvent’s Event Management platform that supports its clients’ Total Event Program, and not specific products. There is significant variance in the bundles and products that Cvent sells based on the timing of marketing campaigns, external factors such as the pandemic and the overall business strategy as it relates to selling in-person, hybrid, or virtual products and bundles. For these reasons, disclosing any Event Cloud product specific revenue breakouts is not a reliable indicator of the performance of the business for investors. The Company has revised certain of the language in the Results of Operations section to clarify changes in Event Cloud revenue on pages 292, 294, 297, and 302.

The Company acknowledges the Staff’s request for disclosure regarding decreases in Hospitality Cloud revenue. The Company advises the Staff that Cvent’s Hospitality Cloud sales are highly seasonal, and approximately 50% of annual Hospitality Cloud sales are closed in the fourth quarter of each year, as discussed on page 92 of the Registration Statement. In addition, the Company added disclosure on page 284 of the Registration Statement to add further disclosure regarding effects of seasonality on Cvent’s revenue. Given the percentage of Hospitality Cloud sales that are closed in the fourth quarter and the ratable revenue recognition of those sales in the following year, the amount of Hospitality Cloud sales that are made in the fourth quarter of the year will significantly drive the revenue growth of the following year. Additionally, Cvent increased prices in the contracts it closed with its Hospitality Cloud customers in the fourth quarter of 2019 as a result of in-depth negotiations with its customers that identified the increased value of Cvent’s platform. Since 2010, the average size of a Cvent lead has been worth over $50,000 in value. Hotels and venues paid a higher price point to have access to these leads and Cvent’s network of planners. The combination of the percentage of Hospitality Cloud sales being made in the fourth quarter and the impact those sales had on the following year given Cvent’s ratable revenue recognition and the price increases included in the contracts closed in the fourth quarter of 2019 helped to mitigate the negative impact that COVID had on Hospitality Cloud revenue in 2020. As a result of the significant negative impact COVID had on Hospitality Cloud sales starting in March 2020, and particularly in the fourth quarter of 2020, the full negative impact of COVID on Hospitality Cloud revenue in 2021 was reflected by the negative growth rates of Cvent’s Hospitality Cloud revenue for the three and six months ended June 30, 2021.

The Company acknowledges the Staff’s request for considerations in cost of revenue break outs, and respectfully advises the Staff that disaggregated cost of revenue by cloud is not currently tracked and available to Cvent and Cvent does not manage costs of revenue by cloud. Rather, Cvent manages cost of revenue by type of direct cost, and a significant portion of these direct costs are shared costs to support both the Event Cloud and Hospitality Cloud solutions. This is consistent with Cvent’s approach to management of the business as one comprehensive solution for the entire event management lifecycle. Cvent believes that disaggregated disclosure of cost of revenue to separately address each cloud would not materially enhance the investors’ understanding of Cvent’s expenses and operating results, nor would such disaggregation be consistent with Cvent’s overall management of the business.

Notes to Consolidated Financial Statements

Note 10. Stockholders’ Equity, page F-78

13.

Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described in the Merger Agreement.

Response to Comment 13:

Cvent has made the following equity awards since January 1, 2020:

Grant Date	Grant Type	Shares Underlying Options	Fair Value per Share of Common Stock	Method of Fair Value Determination
November 13, 2020	Option	648	$2,354.07	March 2020 Valuation
February 25, 2021	Option	224	$2,303.66	December 2020 Valuation
April 7, 2021	Option	14,880	$3,429.00	Interpolation
April 8, 2021	Option	18,834	$3,429.00	Interpolation

As further described in “Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” in the Registration Statement, Cvent estimates the grant date fair value for stock options using the Black-Scholes option-pricing model. The Black-Scholes pricing model requires the use of subjective assumptions including the expected term of the options, the price volatility of the underlying stock, dividend yield, and a discount for the lack of marketability. In addition, because Cvent is privately-held, the Black-Scholes pricing inputs, including the grant date fair value of the underlying common stock, volatility of the underlying stock, and a discount for the lack of marketability, are estimated based on its peer group companies, which are publicly-traded. Cvent’s peer group is established through consultation with an independent third-party valuation specialist; Cvent’s ultimate parent, Vista Private Equity; and confirmed through the review of the performance and valuation attributes of its peer group to determine that its public-company peer group is a reasonable and fair proxy for Cvent’s share performance, if its shares were publicly-traded.

The fair value of the common stock underlying the option grants is determined by Cvent’s Board of Directors (the “Cvent Board”). The valuation of the common stock is determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and other applicable literature. The assumptions used in the valuation models are based on future expectations combined with management judgment. In the absence of a public trading market, the Cvent Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the following factors:

•	independent valuations performed at periodic intervals by an independent third-party valuation specialist;

•	the nature of the business and its history since inception;

•	the economic outlook in general and the condition and outlook of the specific industry in which Cvent operates;

•	the book value of the stock and the financial condition of Cvent;

•	the operating and financial performance and forecast;

•	whether or not the Company has goodwill or other intangible values;

•	the marketability of the common stock;

•	the hiring of key personnel;

•	any corporate or asset acquisitions, or divestitures;

•	the present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market condition and the nature and history of the business;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global capital market conditions.

As a privately-held company, Cvent most recently obtained valuation reports from its third-party valuation specialist as of March 31, 2020, December 31, 2020 and June 30, 2021. The concluded value per common share was $2,354.07 as of March 31, 2020 (the “March 2020 Valuation”), $2,303.66 as of December 31, 2020 (the “December 2020 Valuation”) and $4,554.29 as of June 30, 2021 (the “June 2021 Valuation”). For the March 2020 Valuation and December 2020 Valuation, the third-party valuation specialist established the enterprise value of Cvent using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Total equity value was determined by adding cash and deducting debt. The per share value was obtained by dividing the equity value by the number of fully-diluted common shares. The December 2020 Valuation was slightly lower than the March 2020 Valuation, primarily as a result of factors relating to the Covid-19 pandemic.

In light of the fact that Cvent entered into definitive agreements for a business combination with the Company (the “Business Combination”) on July 23, 2021, the June 2021 Valuation was primarily based on the valuation implied by the Business Combination. The Business Combination values the combined business at an enterprise value of approximately $5.3 billion, implying an equity valuation of Cvent of approximately $4.5 billion, equivalent to $4,554.29 per common share. The exchange ratio provided for in the Business Combination Agreement is based on substantially identical calculations and as a result the valuation implied by the exchange ratio is consistent with the June 2021 Valuation. Although the June 2021 Valuation also examined and took into consideration valuations obtained from the other methodologies described above, both the third-party valuation specialist and the Cvent Board concluded that the Business Combination transaction value represented the best evidence of the fair value of Cvent shares as of June 30, 2021.

The June 2021 Valuation represents a substantial increase from both the March 2020 Valuation and the December 2020 Valuation, which Cvent believes is appropriate and reflective of various developments during the first two quarters of 2021. Some of the factors that lead to the change in the valuation include: (i) accelerated exit timing and exploration of liquidity scenarios; (ii) expected increases in the total addressable market given the new virtual and hybrid opportunities arising from the ongoing COVID-19 pandemic; (iii) Cvent’s ability to launch the Attendee Hub model in late 2020 and be able to generate revenue in 2021 from this new product; (iv) resumed growth in bookings on a year-over-year basis beginning in the first quarter of 2021; (v) stronger than forecast revenue in several months; and (vi) an increase in the valuations of various new and existing public company comparables.

In the case of the grants made on November 13, 2020, Cvent concluded that the March 2020 valuation remained accurate as no material developments had occurred between the date of the valuation and the grant date.

Although a small number of grants were made in February 2021, the Cvent board had not begun its Business Combination discussions with the Company, and the other trends contributing to the increase in the June 2021 valuation were not fully established. Accordingly, Cvent concluded that the December 2020 valuation was the most appropriate valuation to use for the February 2021 grants.

By the time Cvent made substantial option grants on April 7 and April 8, 2021 (the “April 2021 Grants”), Cvent had initiated contact with the Company and substantial consideration of liquidity and exit options had been undertaken. In addition, the business and market trends contributing to the increased June 2021 Valuation were more readily apparent. As a result, Cvent determined that the fair value of its common shares for purposes of recognizing compensation expense had increased substantially by the time of the April 2021 Grants. Cvent noted that the increase in valuation was not driven by a single event, but rather the convergence of the several factors described above. Additionally, the contributing factors did not occur at a fixed point in time, but rather the strength and certainty around each factor increased over time. Accordingly, Cvent concluded that the fair value of its shares increased ratably over the period from December 31, 2020 to June 31, 2021 and determined that linear interpolation was the most appropriate method to determine the fair value of Cvent shares for the purposes of the April 2021 Grants. Because the April 2021 Grants occurred almost exactly midway between the date of the December 2020 Valuation and the June 2021 Valuation, Cvent determined that the midpoint of these valuations represented the fair value to be used for purposes of the April 2021 Grants.

Note 14. Commitments and Contingencies

a) Legal Proceedings, Regulatory Matters and Other Contingencies, page F-86

14.

We note you currently do not disclose any legal proceedings. We also note your disclosure on page 302, that general and administrative expenses increased for the year ended December 31, 2020 partially due to an increase of $2.5 million of increased outside legal fees associated with prosecuting a trade secret misappropriation claim. Please provide us with your analysis as to whether to disclose this legal proceeding. Refer to ASC 450.

Response to Comment 14:

The Company respectfully advises the Staff that Cvent has evaluated the trade secret misappropriation claim in connection with the preparation of its financial statements in accordance with the standards set forth in ASC 450. The Company notes that Cvent has revised the disclosure on pages 299 and 304 of the Prospectus to clarify that the increase in general and administrative expense attributable to legal fees associated with prosecuting the trade secret misappropriation claim for the year ended December 31, 2020 was $1.6 million. The disclosure has been further revised to detail several additional costs associated with the increase in general and administrative expense over that period.

Because any recovery as a result of a favorable outcome in the trade secret misappropriation litigation would likely result in Cvent recognizing a gain, Cvent has concluded that this contingency should be analyzed as a “gain contingency”. ASC 450-30-50-1 requires that “[a]dequate disclosure shall be made of a contingency that might result in a gain, but care shall be exercised to avoid misleading implications as to the likelihood of realization.” In determining whether disclosure of this litigation is required in the notes to its financial statements, Cvent has considered several factors, including the probability of a favorable outcome, the potential range of any award, and the difficulty of accurately estimating the foregoing. Due to the substantial uncertainty regarding both the likelihood and size of any gain, Cvent has concluded that disclosure of this litigation is neither required nor appropriate under the applicable accounting standards because it would not convey meaningful information to users of Cvent’s financial statements. Cvent further believes that there are no outstanding legal proceedings from which a material loss is reasonably possible, either individually or in the aggregate, and so has determined that in accordance with ASC 450, there is no disclosure required of any specific legal proceedings.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp. II

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